Exhibit 99.4

NICE Named the Conversational Intelligence Market Leader in 2024 Opus Research
Intelliview Report

NICE is positioned the highest for both Business Impact and Technology/Product Breadth

Hoboken, N.J., May 9, 2024 – NICE (Nasdaq: NICE) today announced that Opus Research has named NICE a market leader in Conversational Intelligence (CI) in its 2024 Opus Research Conversational Intelligence Intelliview Report out of 18 vendors evaluated. NICE’s industry leading Enlighten Actions, Enlighten Copilot, Enlighten XO and Enlighten Autopilot were assessed as a part of this research. Opus Research gave NICE the highest possible ratings in three main criteria – Technology and Differentiation, Breadth of Business Impact, and Track Record, Partnerships and Customer Base.

Opus Research classified NICE Enlighten as highly differentiated and innovative, highlighting its purpose-built AI for customer experience (CX) trained on billions of customer interactions and layered with generative AI to drive powerful, in-the-moment analysis of CX data. Opus Research recognized NICE Enlighten for its rich breadth of both data collection and analysis driven by the industry’s most comprehensive CX datasets. Opus Research also recognized NICE Enlighten’s broad spectrum of proven use cases and references, transforming experiences for customers, employees, supervisors and CX leaders.

Dan Miller, Founder of Opus Research, said, “NICE differentiates itself through its advanced applications of its Enlighten technology, using purpose-built AI for CX to drive change across a CX organization. This broad application of AI-powered conversational intelligence is what organizations are looking for when they seek to implement AI. The NICE Enlighten platform spans the entire end-to-end customer journey, delivering AI for CX for customers all the way up to CX executives.”

Opus Research noted that NICE leverages CI across its Enlighten platform to drive business value through metrics including increased CSAT, first contact resolution, self-service resolution rate, and reduced operating costs. Opus Research also acknowledged that NICE’s customer engagement strategy and go-to-market approach have resulted in substantial growth and widespread adoption of Enlighten.

Barry Cooper, President, CX Division, NICE, said, “NICE has perfected the application of AI-powered conversational intelligence in the CX space. Our Enlighten technology uses CI to enable employees, supervisors and executives to get more out of their data and instantly drive results. This recognition highlights the power of Enlighten and the new standard it is setting for CX and employee experience (EX).”

About Opus Research
Opus Research is a diversified advisory and analysis firm providing critical insight on software and services that support digital transformation. Opus Research is focused on the merging of intelligent assistance, NLU, machine learning, conversational AI, conversational intelligence, intelligent authentication, service automation, and digital commerce.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.